EXHIBIT 99.31

NEWS RELEASE DATED NOVEMBER 18, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	November 18, 2010

TASMAN CLOSES $5 MILLION FINANCING

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61 - Pink Sheets - TASXF.  Mr Mark Saxon, President & CEO, announces the closing of the first tranche of its non-brokered private placement financing announced on October 29, 2010 (the “Financing”).  Pursuant to the closing, the Company has issued 3,333,334 units at a price of $1.50 per unit for total gross proceeds of $5,000,000.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Each whole warrant entitles holders to purchase one additional common share at a price of $1.85 per share for a period of two years expiring on November 17, 2012.

The Company has paid Finder’s fees totaling $193,575 cash and has issued 129,050 non-transferable agent warrants in connection with this closing.  The agent warrants have the same terms as those issued to subscribers to the Financing.

All securities issued under the Financing have a four-month hold period expiring on March 18, 2011.

The net proceeds from the Financing will be used to fund Tasman’s exploration programs and for general working capital.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN